NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

news release

ArcelorMittal to sell a package of 134,317,503 Shares and Warrants in respect of a further 134,317,503 Shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”)

Luxembourg, 27 March 2012 - ArcelorMittal announces its intention to sell (through certain subsidiaries), 134,317,503 shares (the “Shares”) and a series of warrants in respect of 134,317,503 Shares (the “Warrants”) in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors (the “Transaction”). ArcelorMittal currently owns 537,270,015 Shares in Erdemir representing approximately 25% of Erdemir’s share capital. Investors will be offered an equal number of Shares and Warrants. For every three Shares purchased, investors will receive one Series A Warrant, one Series B Warrant and one Series C Warrant. There is expected to be a total of 44,772,501  Series A Warrants, which will have a maturity of three months and a strike price that is 105% above the placing price of the Transaction, a total of 44,772,501 Series B Warrants, which will have a maturity of six months and a strike price that is 110% above the placing price of the Transaction, and a total of 44,772,501 Series C Warrants, which will have a maturity of approximately eight and a half months and a strike price that is 115% above the placing price of the Transaction. Following completion of the Transaction it is expected that ArcelorMittal will hold approximately 18.7% of Erdemir’s share capital, decreasing to approximately 12.5% if all of the Warrants are exercised.

Important notice

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO BUY, SELL, ISSUE, OR SUBSCRIBE FOR, OR THE SOLICITATION OF AN OFFER TO BUY, SELL, ISSUE, OR SUBSCRIBE FOR ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION OF SUCH SECURITIES UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THIS DOCUMENT IS AN ADVERTISEMENT FOR THE PURPOSES OF APPLICABLE MEASURES IMPLEMENTING DIRECTIVE 2003/71/EC (SUCH DIRECTIVE AND AMENDMENTS THERETO, INCLUDING DIRECTIVE 2010/73/EU, TO THE EXTENT IMPLEMENTED IN EACH RELEVANT MEMBER STATE, TOGETHER WITH ANY APPLICABLE IMPLEMENTING MEASURES IN EACH MEMBER STATE UNDER SUCH DIRECTIVE, THE “PROSPECTUS DIRECTIVE”).

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE PROSPECTUS DIRECTIVE AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)  (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE SECURITIES REFERRED HEREIN MAY OTHERWISE LAWFULLY BE MADE (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  THE INFORMATION REGARDING THE TRANSACTION SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

NO DISTRIBUTION OF THE SECURITIES, AND NO OFFERING OR PUBLICITY OF MATERIALS RELATING TO THE SECURITIES IS INTENDED IN TURKEY ABSENT A REGISTRATION OF THE SECURITIES AS A PUBLIC OFFERING WITH THE TURKISH CAPITAL MARKETS BOARD.

NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF CANADIAN, AUSTRALIAN, JAPANESE OR OTHER APPLICABLE SECURITIES LAWS.

THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES REFERRED TO HEREIN IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY ARCELORMITTAL OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON THAT WOULD PERMIT AN OFFER OF THE SECURITIES REFERRED TO HEREIN OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED.  PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW